

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2025

David T. Doherty
Executive Vice President and Chief Financial Officer
Surgery Partners, Inc.
340 Seven Springs Way, Suite 600
Brentwood , Tennessee 37027

> **Re: Surgery Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-37576**

Dear David T. Doherty:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Industrial Applications and Services